Exhibit 99.10

Dated [•] 2012

MR CHENG CHUNG HING

and

MR. LEUNG MOON LAM

as Guarantors of the Bonds issued by

WILLIS PLUS LIMITED

DEED OF GUARANTEE

Linklaters

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (+852) 2842 4888

Facsimile (+852) 2810 8133/2810 1695

Ref L-202213

This Deed of Guarantee is made on [•] 2012 by MR CHENG CHUNG HING, a natural person whose Hong Kong Identification Number is G297436(2) and whose address is Flat B, 20/F Mayfair, 1 May Road, Mid-levels, Hong Kong (“Mr Cheng”) and MR. LEUNG MOON LAM, a natural person whose Hong Kong Identification Number is D150200(0) and whose address is 5/F, 28 Hung To Road, Kwun Tong, New Territories, Hong Kong (“Mr Leung” and together with Mr Cheng, the “Guarantors”) in favour of the Bondholders.

Whereas:

(A)	Willis Plus Limited (the “Issuer”) proposes to issue US$60,000,000 principal amount of Bonds to be known as its 14 per cent. Secured Bonds due 2017 which will be guaranteed by the Guarantors (the “Bonds”).

(B)	The Guarantors have agreed to guarantee (i) severally but not jointly on the basis of the Guarantee Proportion, the payment of all sums expressed to be payable from time to time by the Issuer pursuant to the terms and conditions of the Bonds to the holders from time to time of any Bonds (the “Bondholders”) issued by it and (ii) on a joint and several basis, the punctual performance by the Issuer of all of the other obligations of the Issuer under the Bonds (the “Guarantee”).

This Deed Witnesses as follows:

1	Interpretation

1.1	Defined Terms: In this Deed, unless otherwise defined herein, capitalised terms shall have the same meaning given to them in the terms and conditions of the Bonds (the “Conditions”) and:

“Guarantee Proportion” means the proportion of any payments that each Guarantor agrees to pay pursuant to this Guarantee, being 70 per cent. for Mr Cheng and 30 per cent. for Mr. Leung.

1.2	Headings: Headings shall be ignored in construing this Deed.

1.3	Contracts: References in this Deed to this Deed or any other document are to this Deed or those documents as amended, supplemented or replaced from time to time in relation to the Bonds and includes any document that amends, supplements or replaces them.

2	Guarantee and Indemnity

2.1	Guarantee: Each Guarantor unconditionally and irrevocably guarantees:

2.1.1	on a joint and several basis the punctual performance by the Issuer of all the obligations of the Issuer under the Transaction Documents;

2.1.2	that if the Issuer does not pay any sum payable by it under the Bonds by the time and on the date specified for such payment (whether on the normal due date, on acceleration or otherwise), each Guarantor shall pay such sum to the relevant Bondholder (or Bondholders as the case may be) before close of business on that date in the city to which payment is so to be made by the Issuer as if he was the sole principal debtor.

All payments under this Guarantee by the Guarantors shall be made subject to the Conditions and on the basis of the Guarantee Proportion.

2.2	Guarantors as Principal Debtors: As between the Guarantors and the Bondholders but without affecting the Issuer’s obligations, each Guarantor shall be liable under this Guarantee as if he were the sole principal debtor and not merely a surety. Accordingly, the obligations of each Guarantor shall not be discharged, nor will the liability of each Guarantor be affected, by anything that would not discharge him or affect his liability if he was the sole principal debtor (whether or not known to him or the Bondholders), including (1) any time, indulgence, waiver or consent at any time given to the Issuer or any other person, (2) any amendment to any other provisions of this Guarantee or to the Conditions or to any security or other guarantee or indemnity, (3) the making or absence of any demand on the Issuer or any other person for payment, (4) the enforcement or absence of enforcement of this Guarantee, the Bonds or of any security or other guarantee or indemnity, (5) the taking, existence or release of any security, guarantee or indemnity, (6) the dissolution, amalgamation, reconstruction or reorganisation of the Issuer or any other person, (7) the illegality, invalidity or unenforceability of or any defect in any provision of this Guarantee, the Bonds or any of the Issuer’s obligations under any of them or (8) any other act, event or omission which, but for this Clause 2.2, might operate to discharge, impair or otherwise affect the obligations expressed to be assumed by the Guarantors herein or any of the rights, powers or remedies conferred upon the Bondholders by this Guarantee or by law.

2.3	Guarantors’ Obligations Continuing: The obligations of each Guarantor under this Guarantee are and shall remain in full force and effect by way of continuing security until no sum remains payable under the Bonds or this Guarantee, regardless of any intermediate payment or discharge in whole or in part. Furthermore, those obligations of each Guarantor are additional to, and not instead of, any security or other guarantee or indemnity at any time existing in favour of any person, whether from each Guarantor or otherwise and may be enforced without first having recourse to the Issuer, any other person, any security or any other guarantee or indemnity. Each Guarantor irrevocably waives all notices and demands of any kind.

2.4	Exercise of Guarantors’ Rights: So long as any sum remains payable under the Bonds, or this Guarantee, none of the Guarantors shall exercise or enforce any right, by reason of the performance of any of his obligations under this Guarantee, to be indemnified by the Issuer or to take the benefit of or enforce any security or other guarantee or indemnity.

2.5	Avoidance of Payments: Each Guarantor shall on demand from the Majority Bondholder indemnify the relevant Bondholder, on an after tax basis, against any cost, loss, expense or liability sustained or properly incurred by it as a result of it being required for any reason (including any bankruptcy, insolvency, winding-up, dissolution or similar law of any jurisdiction) to refund all or part of any amount received or recovered by it in respect of any sum payable by the Issuer under the Bonds and shall in any event pay to it on demand the amount as refunded by it.

2.6	Reinstatement: If any discharge (whether in respect of the obligations of the Issuer or any security for those obligations or otherwise) or arrangement is made in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or similar proceedings, the liability of each Guarantor under this Deed will continue as if the discharge or arrangement had not occurred.

2.7	Debts of Issuer: If any moneys become payable by any Guarantor under this Guarantee, the Issuer shall not (except in the event of the liquidation of the Issuer) so long as any such moneys remain unpaid, pay any moneys for the time being due from the Issuer to any Guarantor.

2.8	Indemnity: As separate, independent and alternative stipulations, each Guarantor unconditionally and irrevocably agrees: (1) that any sum that, although expressed to be payable by the Issuer under the Bonds or this Guarantee, is for any reason (whether or not now existing and whether or not now known or becoming known to the Issuer, any Guarantor or a Bondholder) not recoverable from such Guarantor on the basis of a guarantee shall nevertheless be recoverable from him as if he were the sole principal debtor and shall be paid by him to the Bondholder on demand; and (2) as a primary obligation to indemnify, to the maximum extent permitted under all applicable laws, each Bondholder against any loss suffered by it as a result of any sum expressed to be payable by the Issuer under the Bonds or this Guarantee not being paid on the date and otherwise in the manner specified in this Guarantee or in the Conditions or any payment obligation of the Issuer under the Bonds or this Guarantee being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to a Bondholder), the amount of that loss being the amount expressed to be payable by the Issuer in respect of the relevant sum.

2.9	Immediate Recourse: Each Guarantor waives any right he may have of first requiring the Bondholders (or any trustee or agent on their behalf) to proceed against or enforce any other right or security or claim payment from any person before claiming from such Guarantor under this Guarantee.

2.10	Appropriations: Until all of the Guarantors’ obligations under this Guarantee have been irrevocably paid in full, the Bondholders (or any trustee or agent on their behalf) may without affecting the liability of the Guarantors under this Guarantee:

2.10.1	refrain from applying or enforcing any other moneys, security or rights held or received by the Bondholders (or any trustee or agent on their behalf) in respect of those amounts; or

2.10.2	apply and enforce them in such manner and order as they see fit (whether against those amounts or otherwise); and

2.10.3	hold in an interest-bearing suspense account any moneys received from the Guarantors or on account of the Guarantors’ liability under this Guarantee.

2.11	Incorporation of Terms: Each Guarantor agrees that he will comply with and be bound by all such provisions contained in the Conditions which relate to him.

3	Payments

3.1	Payments Free of Taxes: All payments by or on behalf of the Guarantors under or in respect of this Guarantee shall be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (the “Taxes”) imposed, levied, collected, withheld or assessed by or on behalf of the British Virgin Islands, Hong Kong or any authority in the British Virgin Islands or Hong Kong having power to tax (each a “Relevant Jurisdiction”), unless withholding or deduction of such taxes, duties assessments or governmental charges is compelled by law. In such event, the Guarantors shall pay such additional amounts as will result in the receipt by the Bondholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts should be payable in relation to any payment in respect of any Bond presented for payment by or on behalf of a holder who is liable for the Taxes in respect of the Bond by reason of his having some connection with any Relevant Jurisdiction other than the mere holding of the Bond. References in this Deed to principal, premium (if any) and interest (if any) shall be deemed also to refer to any additional amounts which may be payable under this Clause 3.1.

3.2	Stamp Duties: Each Guarantor covenants to and agrees with the Bondholders that it shall pay promptly, and in any event before any penalty becomes payable, any stamp, documentary, registration or similar duty or tax payable in the British Virgin Islands or Hong Kong, as the case may be, or in the country of any currency in which the Bonds may be denominated or amounts may be payable in respect of the Bonds or any political subdivision or taxing authority thereof or therein in connection with the entry into, performance, enforcement or admissibility in evidence of this Deed and/or any amendment of, supplement to or waiver in respect of this Deed, and shall indemnify each of the Bondholders, on an after tax basis, against any liability with respect to or resulting from any delay in paying or omission to pay any such tax.

4	Representations

4.1	Representations: Each Guarantor represents, warrants and undertakes to the Bondholders that:

4.1.1	Status: he is:

(i)	not a minor, is of sound mind and has full capacity to enter into and perform his obligations under this Deed; and

(ii)	a permanent resident of Hong Kong;

4.1.2	Advice from the Issuer / independent legal advice: prior to the signing of this Deed, he has been advised by the Issuer:

(i)	that he has the choice not to proceed with the transaction contemplated under this Deed;

(ii)	to seek independent legal advice in relation to his obligations and liabilities under this Deed;

(iii)	that if the Issuer does not make the relevant payments under the Bonds when due or if the Bondholders suffer any loss or liability if any obligation under the Bonds is or becomes unenforceable, invalid or illegal, he will be called upon to honour his obligations under this Deed; and

(iv)	that by signing this Deed, he will be liable for the punctual payment and performance by the Issuer of all its obligations under the Bonds;

4.1.3	Acting as principal: he is acting as principal and for his own account and not as agent or trustee or in any other capacity on behalf of any third party;

4.1.4	Legal validity: this Deed constitutes his legal, valid and binding obligation enforceable in accordance with the terms hereof;

4.1.5	Authorisations: all authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Deed have been obtained or effected (as appropriate) and are in full force and effect;

4.1.6	Taxes on payments: all amounts payable by him under this Deed may be made free and clear of and without deduction for or on account of any tax;

4.1.7	Stamp duties: no stamp or registration duty or similar taxes or charges are payable in respect of this Deed;

4.1.8	Immunity:

(i)	the execution by him of this Deed constitutes, and his exercise of his rights and performance of his obligations under this Deed will constitute, private and commercial acts done and performed for private and commercial purposes; and

(ii)	he will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in any jurisdiction in relation to this Deed;

4.1.9	Non-conflict: the entry into and performance by him of, and the transactions contemplated by, this Deed do not conflict with any law or regulation or judicial or official order applicable to him or conflict with any document which is binding upon him or any of his assets; and

4.1.10	Litigation: no litigation, arbitration or administrative proceedings affecting him are current or, to his knowledge, pending or threatened, which might reasonably be expected to, if adversely determined, have a material adverse effect.

4.2	Times for making representations

4.2.1	The representations set out in this Deed are made by each Guarantor on the date of this Deed.

4.2.2	Unless a representation is expressed to be given at a specific date, each representation under this Deed is deemed to be repeated by each Guarantor on each date after the date of this Deed until all of the Guarantor’s obligations under this Guarantee are unconditionally and irrevocably paid and discharged in full.

4.2.3	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5	Covenants of the Guarantors

5.1	Information Covenants: Each Guarantor agrees to supply to the Bondholders (or any agent on their behalf):

5.1.1	copies of all documents despatched by him to his creditors generally or any class of them at the same time as they are despatched;

5.1.2	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending and which have or might, if adversely determined, have a material adverse effect; and

5.1.3	promptly on request, such further information regarding his financial condition as the Bondholders may reasonably request.

5.2	General Covenants: Each Guarantor undertakes to comply with the following covenants:

5.2.1	Authorisations: he must promptly obtain, maintain and comply with the terms of any authorisation required under any law or regulation to enable him to perform his obligations under, or for the validity or enforceability of, this Deed;

5.2.2	Compliance with laws: he must comply in all respects with all laws to which he is subject where failure to do so has or is reasonably likely to have a material adverse effect; and

5.2.3	Pari passu ranking: he must ensure that his payment obligations under this Deed rank at least pari passu with all his other present and future unsecured payment obligations, except for obligations mandatorily preferred by law applying to individual generally.

6	Amendments to this Deed and Assignment by the Guarantor

6.1	Amendments: The Guarantors may not amend, vary, terminate or suspend this Guarantee or their obligations hereunder unless such amendment, variation, termination or suspension shall have been approved by the Majority Bondholders (as defined in the Conditions), save that nothing in this Clause shall prevent the Guarantors from increasing or extending his obligations hereunder by way of supplement to this Guarantee at any time.

6.2	Assignment by the Guarantor: No Guarantor may assign or transfer any of his rights and obligations under this Deed without the prior consent of the Majority Bondholders.

7	Release of Guarantee

The Guarantors may be released from this Guarantee on the occurrence of the following events:

(a)	upon repayment of the Bonds and final and irrevocable discharge and performance of all obligations under the Transaction Documents in full; or

(b)	upon approval by a resolution of the Majority Bondholders.

8	Severability

If a term of this Deed is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of this Deed; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of this Deed.

9	General

9.1	Benefit: This Guarantee shall enure for the benefit of the Bondholders.

9.2	Deposit of Guarantee: The Guarantors shall deposit this Guarantee with or to the order of the initial Bondholder as at the Issue Date, to be held by or to the order of such initial Bondholder until all the obligations of the Guarantors have been discharged in full. Each Guarantor acknowledges the right of any Bondholder to the production of, and to obtain a copy of, this Guarantee.

9.3	Notices: Any communication in connection with this Deed must be in English and in writing and, unless otherwise stated, may be given in person, by post or fax. Unless it is agreed to the contrary, any consent or agreement required under this Deed must be given in writing.

The contact details of the Guarantors for this purpose are:

Mr Cheng Chung Hing

Address:	Suite 2208-14, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax number:	+852 2317 5372

E-mail:	Claudia Lee

Mr Leung Moon Lam

Address:	Suite 2208-14, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax number:	+852 2317 5372

E-mail:	Claudia Lee

10	Governing Law and Jurisdiction

10.1	Governing Law: This Deed shall be governed by and shall be construed in accordance with Hong Kong law.

10.2

Jurisdiction: The courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Guarantee and accordingly any legal action or proceedings arising out of or in connection with this Deed or the Guarantee (“Proceedings”) may be brought in such courts. Each Guarantor irrevocably submits, to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Bondholders and shall not limit the right of the Bondholders to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

10.3	Agent for Service of Process: Each Guarantor agrees, that the process by which any legal proceedings in Hong Kong are begun may be served on him by being delivered to the following address in Hong Kong: Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. If any of the Guarantors ceases to have an agent to accept service of process in Hong Kong, he shall forthwith appoint a further agent in Hong Kong to accept service of process on his behalf in Hong Kong and notify the Bondholders of such appointment, and, failing such appointment within fifteen days, any Bondholder shall be entitled to appoint such a person by notice to the Guarantors and the other Bondholders (at the Guarantors’ expense). Nothing in this Clause 9.3 shall affect the right to serve process in any other manner permitted by law.

In witness whereof the Guarantors have caused this deed to be duly delivered as a deed on the date stated at the beginning.

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
MR CHENG CHUNG HING	)
in the presence of:	)	________________________________

Witness’ signature:

_______________________________

Name:	____________________________

Address:	____________________________

____________________________

SIGNED, SEALED and DELIVERED	)
as a DEED by	)
MR LEUNG MOON LAM	)
in the presence of:	)	________________________________

Witness’ signature:

_______________________________

Name:	____________________________

Address:	____________________________

____________________________